EXHIBIT 99.1

Vito Culmone to join Stantec as Chief Financial Officer

EDMONTON, Alberta and NEW YORK, July 02, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, announced today that Vito Culmone will join the Company in mid-July 2024 as its next executive vice president and chief financial officer. He will officially assume the CFO role on September 3, 2024. Mr. Culmone will succeed Theresa Jang, who previously announced her plan to retire. This announcement follows an extensive search and evaluation of highly qualified internal and external candidates supported by a global executive search firm.

“We are excited to welcome Vito to the Stantec team. He is an accomplished financial leader with a strong track record of creating value across multiple industries,” said Gord Johnston, president and chief executive officer. “I am confident that Vito will be instrumental in sustaining our robust financial position, driving the successful execution of our Strategic Plan, and further elevating our world class financial team. His expertise and leadership are key assets that will contribute significantly to our continued growth and success.”

Mr. Culmone brings over 35 years of relevant CFO and executive financial leadership experience across a number of industry contexts including airlines, telecommunications, fleet management, and most recently space technology. He also brings an emphasis and experience in developing strong corporate cultures. Mr. Culmone began his career at Price Waterhouse where he earned his designation as a Chartered Accountant, and he has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. He is a graduate of the University of Toronto with a Bachelor of Commerce degree.

“Stantec is recognized around the world as a leader in engineering, architecture and professional services,” said Mr. Culmone. “I am honored and eager to be joining such a storied company. The legacy and potential of Stantec are unparalleled, and I look forward to collaborating with the team to propel our growth during this dynamic period. It will be a privilege to contribute to our collective achievements for the benefit of our employees, clients, and shareholders.”

“I want to extend my heartfelt appreciation to Theresa Jang for her exceptional leadership and the numerous contributions she made during her tenure. I truly appreciate her partnership and dedication to Stantec,” said Gord Johnston, president and CEO. “I am also grateful that Theresa has committed to supporting Vito as he transitions into the CFO role.”

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting.
Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the executive succession plan described above. By their nature, forward-looking statements are based on assumptions and subject to risks and uncertainties. There is a risk that the executive appointment described above may be accelerated, delayed, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the succession plan referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Corporate Media Relations Ph: (780) 969-6610 ashley.warnock@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569- 5389 ir@stantec.com